SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A
                                (RULE 14D - 100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                             HELLER FINANCIAL, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                        HAWK ACQUISITION CORP. (OFFEROR)
                          a wholly-owned subsidiary of

                      GENERAL ELECTRIC CAPITAL CORPORATION
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                Class A Common Stock, par value $0.25 per share;
                 Class B Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    423328103
                             (Class A Common Stock)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                              Nancy E. Barton, Esq.
                      General Electric Capital Corporation
                               260 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                             Thomas A. Roberts, Esq.
                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000



NY2:\1074200\05\N0%W05!.DOC\47660.2024

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
   Transaction Valuation*                           Amount of Filing Fee**
       $5,510,186,625                                  $1,102,037.33
---------------------------------------- ---------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $53.75 per share in cash, pursuant to the Offer to Purchase, of all 46,397,603 issued and outstanding shares of Class A common stock, par value $0.25 per share (the "Class A Common Stock") and all 51,050,000 issued and outstanding shares of Class B common stock, par value $0.25 per share, of Heller Financial, Inc., and 5,067,497 shares of Class A Common Stock issuable upon exercise of certain outstanding stock options, in each case as of July 23, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

      [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,102,037.33                 Filing Party: Hawk Acquisition Corp. and
                                                                    General Electric Capital Corporation

Form or Registration No.: Schedule TO-T               Date Filed: August 3, 2001
                          SEC File No. 5-10931


  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X]  third-party tender offer subject to Rule 14d-1.

           [ ]  issuer tender offer subject to Rule 13e-4.

           [ ]  going-private transaction subject to Rule 13e-3.

           [ ]  amendment to Schedule 13D under Rule 13d-2.


           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                         ------------------------------

                     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 3, 2001 by Hawk Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of General Electric Capital Corporation, a Delaware corporation ("GE Capital"). On August 20, 2001, Purchaser and GE Capital filed Amendment No. 1 to the Schedule TO. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.25 per share (the "Class A Common Stock"), of Heller Financial, Inc., a Delaware corporation (the "Company"), and all of the outstanding shares of Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"), of the Company, at a purchase price of $53.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001, filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").


ITEM 4.  TERMS OF THE TRANSACTION

                     On August 30, 2001, GE Capital issued a press release announcing, among other things, that Purchaser has extended the period during which the Offer will remain open to 5:00 P.M., New York City time, on Monday, October 1, 2001. The full text of the press release is set forth in Exhibit
(a)(1)(I) hereto and is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

                     At 11:59 p.m., New York City time, on August 27, 2001, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired without comment from the antitrust division of the U.S. Department of Justice and the Federal Trade Commission.

ITEM 12.  EXHIBITS.

           (a) (1) (A)     Offer to Purchase, dated August 3, 2001.*

           (a) (1) (B)     Letter of Transmittal.*

           (a) (1) (C)     Notice of Guaranteed Delivery.*

           (a) (1) (D)     Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*

           (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

           (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

           (a)(1)(G) Press release issued by GE Capital on July 30, 2001 (incorporated by reference to the press release previously filed under cover of Schedule TO by GE Capital on July 30, 2001).*

           (a)(1)(H)       Form of Summary Advertisement, dated August 3, 2001.*

           (a)(1)(I)       Press release issued by GE Capital on August 30,
                           2001.

           (b)             Not applicable.

           (d)(1) Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company.*

           (d)(2) Support Agreement, dated as of July 30, 2001, by and among GE Capital, Purchaser and Fuji America Holdings, Inc.*

           (d)(3) Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company.*

           (d)(4) Assignment and Assumption of Amended and Restated Keep Well Agreement, dated July 30, 2001, by and among GE Capital, The Fuji Bank, Limited, The Fuji Bank Limited, New York Branch, and the Company.*

           (g)             Not applicable.

           (h)             Not applicable.


----------------------------
* Previously filed.

                                   SIGNATURES


                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HAWK ACQUISITION CORP.

                                    By: /s/ Nancy E. Barton
                                        ---------------------------------------
                                        Name: Nancy E. Barton
                                        Title: Vice President



                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By: /s/ Nancy E. Barton
                                        ---------------------------------------
                                        Name: Nancy E. Barton
                                        Title: Senior Vice President



Dated:  August 30, 2001

                                 EXHIBIT INDEX

    EXHIBIT NO.                    DESCRIPTION
    ----------                     -----------

    (a)(1)(A)     Offer to Purchase, dated August 3, 2001.*

    (a)(1)(B)     Letter of Transmittal.*

    (a)(1)(C)     Notice of Guaranteed Delivery.*

    (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

    (a)(1)(G) Press release issued by GE Capital on July 30, 2001 (incorporated by reference to the press release previously filed under cover of Schedule TO by GE Capital on July 30,
                  2001).*

    (a)(1)(H)     Form of Summary Advertisement, dated August 3, 2001.*

    (a)(1)(I)     Press release issued by GE Capital on August 30, 2001.

    (b)           Not applicable.

    (d)(1) Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company.*

    (d)(2) Support Agreement, dated as of July 30, 2001, by and among GE Capital, Purchaser and Fuji America Holdings, Inc.*

    (d)(3) Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company.*

    (d)(4) Assignment and Assumption of Amended and Restated Keep Well Agreement, dated July 30, 2001, by and among GE Capital, The Fuji Bank, Limited, The Fuji Bank Limited, New York Branch, and the Company.*

    (g)           Not applicable.

    (h)           Not applicable.


-----------------------------
* Previously filed.


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